UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-652

A.	Full title of the Plan:

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL

LEAF TOBACCO COMPANY, INCORPORATED AND

DESIGNATED AFFILIATED COMPANIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

UNIVERSAL CORPORATION

1501 NORTH HAMILTON STREET

RICHMOND, VIRGINIA 23230

(804) 359-9311

Employees’ Stock Purchase Plan of

Universal Leaf Tobacco Company, Incorporated

and Designated Affiliated Companies

FINANCIAL REPORT

DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Human Resources Policy and Planning Team

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC

Richmond, Virginia

June 20, 2006

Report of Independent Registered Public Accounting Firm

Human Resources Policy and Planning Team

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statement of net assets available for benefits of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Richmond, Virginia

June 24, 2005

FINANCIAL STATEMENTS

EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments:
Universal Corporation common stock fund	$30,395,496	$35,467,425
LandAmerica Financial Group, Inc. common stock fund	170,791	201,374
Fixed income fund	1,126,088	1,120,090

Total investments	31,692,375	36,788,889

Total assets	31,692,375	36,788,889

LIABILITIES
Benefits payable	13,419	—

Net assets available for benefits	$31,678,956	$36,788,889

See accompanying notes.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in fair value of investments	$(3,056,742)
Cash dividends	1,225,141
Interest	3,275

Total investment income (loss)	(1,828,326)

Contributions:
Employer	1,255,002
Participant	1,255,885

Total contributions	2,510,887

Total additions	682,561

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participating employees	5,792,494

NET DECREASE	(5,109,933)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,788,889

End of year	$31,678,956

See accompanying notes.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 1. DESCRIPTION OF PLAN

A complete description of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets held by the Plan are invested in the Universal Corporation Common Stock Fund, the LandAmerica Financial Group, Inc. Common Stock Fund, and the Fixed Income Fund.

Contributions

After one year of service and attaining age 21, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from nonvested withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, the Fixed Income Fund, or to divide their contributions equally between the two funds. Employers’ contributions are invested only in the Universal Corporation Common Stock Fund.

Participant Accounts

Each participant’s account consists of participant’s contributions, the Employer’s matching contribution and credit from forfeitures, and an allocation of the Plan’s investment income (loss). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(Continued)

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

NOTE	1. DESCRIPTION OF PLAN (Concluded)

Vesting

Participants are fully vested in their contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

Years of Service	Vesting Percentage
0 - 2	0%
3	100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed the lesser of ten years or the participant’s life expectancy.

Termination

While the Sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LandAmerica Financial Group, Inc. Shares

During 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off of that company from Universal Corporation.

Participants continuing to hold LandAmerica Financial Group, Inc. shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock are permitted under the Plan.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are held by The Bank of New York (the Trustee) in a trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the ex-dividend date, and interest is accrued as earned.

The Fixed Income Fund is primarily invested in the Stable Value Fund I, a pooled fund of investment contracts managed by Wachovia Asset Management. The investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 2005, the average yield for the fund was 3.95% (3.62% in 2004), and at December 31, 2005, the crediting rate was 3.46% (2.84% at December 31, 2004). The crediting rate is adjusted daily based on the underlying guaranteed investment contracts.

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 3. INVESTMENTS

During 2005, the Plan’s investments in common stock (including investments purchased, sold, as well as held during the year) depreciated in fair value by $3,056,742.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Investment at fair value:
Universal Corporation common stock fund	$30,395,496	$35,467,425

	$30,395,496	$35,467,425

		Year ended December 31, 2005
Change in net assets:
Contributions		$2,351,891
Dividends		1,223,079
Interest		1,844
Net depreciation in market value		(3,132,107)
Withdrawals and forfeitures		(5,528,126)

		$(5,083,419)

NOTE 4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

December 31, 2005
Net assets available for benefits per the financial statements	$31,678,956
Amounts allocated to withdrawn participants	(121,621)

Net assets available for benefits per the Form 5500	$31,557,335

(Continued)

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (Concluded)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2005
Benefits paid to participants per the financial statements	$5,792,494
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	121,621
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	(92,786)

Benefits paid to participants per the Form 5500	$5,821,329

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

NOTE 5. INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is qualified and the related trust is tax exempt.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 6. RELATED PARTY TRANSACTIONS

The administrative expenses of the Plan, which included the Trustee’s fees ($19,788 in 2005) are paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, employees and officers may elect to sell shares of Universal Corporation common stock to the Plan semi-monthly. The Trustee then sells the shares on the open market. Purchases from employees totaled $197,029 during the year ended December 31, 2005. This amount did not include any purchases from officers.

NOTE 7. PLAN AMENDMENT

The Plan was amended effective March 28, 2005 to conform certain terms related to participant distributions to new guidelines issued by the U.S. Department of Treasury. The amendment reduced the minimum vested account balance at which the Plan may automatically pay a lump-sum cash settlement to terminated participants from $5,000 to $1,000. A participant who terminates employment with the Plan Sponsor and has a vested account balance in the Plan of more than $1,000 may elect to retain his or her account in the Plan. No further contributions may be made to the Plan unless the participant resumes active employment with the Sponsor, and the participant must begin receiving distributions in accordance with the existing terms of the Plan no later than April 1 of the calendar year following the year in which he or she reaches the age of 70 1/2. If a participant’s vested account balance upon termination of employment with the Plan Sponsor does not exceed $1,000 and the participant does not respond to an election notice regarding distribution or direct rollover of the vested benefit, the Plan Administrator may direct the Trustee to make a lump-sum payout of the entire vested benefit to the participant.

SUPPLEMENTARY INFORMATION

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO

COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-Schedule I

EIN: 54-0741848 Plan #002

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including number of shares, maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
	Universal Corporation Common Stock Fund
*	Common stock of Universal Corporation	718,471	$21,272,926		$30,395,496

	LandAmerica Financial Group, Inc. Common Stock Fund
	Common stock of LandAmerica Financial Group, Inc.	2,739	*	*	170,791

	Fixed Income Fund
	Investments in a fund consisting of guaranteed investment contracts	1,126,088	*	*	1,126,088

					$31,692,375

*	Indicates party-in-interest to the Plan
**	Participant-directed investment

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY,

INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

Schedule H, Line 4j-Schedule of Reportable Transactions-Schedule II

EIN: 54-0741848 Plan #002

Year Ended December 31, 2005

(a) Identity of Party Involved	(b) Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets

**	Universal Corporation Common Stock*	$3,567,925	$—	$3,567,925	$3,567,925	$—
			2,931,494	3,101,944	2,931,494	(170,450)

The Bank of New York	Collective Short Term Investments Fund	6,934,334	—	6,934,334	6,934,334	—
			6,926,564	6,926,564	6,926,564	—

There were no category (i), (ii), or (iv) reportable transactions during 2005.

Columns (e) and (f) are not applicable.

*	Indicates party-in-interest to the Plan.
**	Transactions made on market.

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – PKF Witt Mares, PLC

23.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

By:	/s/ Mike Oberschmidt, Jr.
Mike Oberschmidt, Jr.
Vice President and Director of Human Resources
Universal Leaf Tobacco Company, Inc.
(Plan Sponsor)

By:	/s/ Robert M. Peebles
Robert M. Peebles
Vice President and Controller
Universal Leaf Tobacco Company, Inc.
(Plan Sponsor)

Date:	June 23, 2006